Exhibit 99.8

[CITIZENS INDEPENDENT BANCORP, INC. LOGO]

188 West Main Street, Logan, Ohio 43138

Dear Shareholder:

We are pleased to announce that we are commencing a rights offering. In a rights offering, each shareholder is given the right to purchase additional common shares, usually at a discount to the market price, based upon the number of shares already owned.

In our rights offering, you will have the right to purchase one common share for each share that you own, subject to an aggregate limit of 369,754 shares that we will issue to all shareholders in the offering and the limitation that no participant in the offering may beneficially own more than 9.9% of our common shares outstanding after completion of the offering. The purchase price for our common shares in the rights offering is fixed at $15.39. This price represents a discount of 90% when compared to our tangible book value as of September 30, 2013. These rights are non-transferrable and will expire if not exercised. You may also subscribe for additional common shares beyond the one share for each share you own, which you may receive if a sufficient number of other shareholders fail to exercise their subscription rights.

In addition to the shares you may purchase in the rights offering, you will also receive a warrant to purchase an additional common share for each two shares you purchase in the rights offering. The warrants will entitle you to purchase those additional shares for two years after the completion of the rights offering at an exercise price of equal to 90% of the book value of a common share as reflected on the books of the Company on the last day of the month prior to the date you exercise the warrant.

We are conducting the rights offering to raise equity capital to improve Citizens Bank’s capital position and to retain additional capital at Bancorp. Our board of directors has chosen to raise capital through a rights offering to give our shareholders the opportunity to limit ownership dilution by buying additional common shares and believes the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position. Nevertheless, we cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.

The subscription price of $15.39 per share was determined partly based upon our desire to offer our shares at a price that would be attractive to our shareholders relative to recent market values. We prefer to offer our stock to our existing shareholders at a discounted price, although if shares remain available after the closing of the rights offering, we may offer and sell all or some of the remaining shares to the public at the $15.39 per share price.

We have enclosed a prospectus and other relevant documents describing the rights offering in greater detail, including key deadlines and subscription procedures. You should carefully read the entire prospectus before making an investment decision. The prospectus describes certain limitations, risks, deadlines and procedures that must be followed in order to participate. Although you are not required to participate in the offering, once you have submitted your payment and rights certificate, you may not revoke your election to participate. If you have any questions, please contact our The Registrar and Transfer Company, toll free at (800) 866- 1340 ext. 2991.

Sincerely,

Ronald R. Reed
Chief Executive Officer and Director